April 25, 2017

Via EDGAR, Federal Express and Electronic Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: John Dana Brown, Esquire

Re:	Special Diversified Opportunities Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Filed April 6, 2017
File No. 333-215802

We are writing on behalf of Special Diversified Opportunities Inc. (the “Company”) in response to the letter of comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated April 20, 2017 (the “Comment Letter”), with respect to the Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed with the Commission via EDGAR on April 6, 2017 (the “Amended Registration Statement”). In response to the Comment Letter, we are filing this response letter together with Amendment No. 2 to the Registration Statement on Form S-4 via EDGAR (such amended submission, the “Second Amended Registration Statement”) and providing the Staff with a marked copy indicating the changes made to the Registration Statement.

The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set out below for each such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Second Amended Registration Statement.

Opinion of Financial Advisor, page 72

1.	We note that Excel used “certain internal financial analyses and forecasts for SDOI prepared by its management” in the preparation of its fairness opinion. Please revise your description of the Discounted Cash Flow Analysis and other analyses as applicable to disclose the financial

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projections SDOI management provided to Excel that Excel used in preparing the analyses. We note for example that your discussion on page 77 only provides ranges for forecasted information used.

Response: The Company acknowledges that while certain financial information regarding the Company was provided to Excel, such information did not include any financial projections, and such information was not utilized in any Discounted Cash Flow Analysis. Rather, due to the fact that the Company has not, as a shell company, had any recent operations, the financial information provided included only balance sheet and expense information that was used solely to calculate the Company’s book value for use in calculating the exchange ratio, as discussed on page 76 of the Second Amended Registration Statement.

Excel did, however, perform a Discounted Cash Flow Analysis of Turning Point, as discussed on pages 76-77 of the Second Amended Registration Statement. The Company respectfully submits that the use of ranges in the disclosure relating to such analysis is consistent with typical practice for disclosure of Discounted Cash Flow analyses, and that the disclosure as currently drafted contains adequate information for investors. However, in response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Second Amended Registration Statement to clarify that the Discounted Cash Flow Analysis is of Turning Point, not SDOI.

Material United States Federal Income Tax Consequences, page 80

Tax Treatment of Whole Share, page 82

2.	We note your response to our prior comment 16. Given that Morgan Lewis is unable to opine because of the uncertain tax treatment of whole shares received in lieu of fractional shares, please add a risk factor describing the attendant risks. Please also revise the second question and answer on page 8 to explain, if true, that there are conflicting authorities regarding the tax treatment of the actions contemplated in Proposal #1D.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 8 and has added a risk factor on page 20 of the Second Amended Registration Statement to disclose that the tax treatment of the receipt of one whole share of stock in lieu of a fractional share is uncertain.

Comparison of the Material Terms, page 110

3.	Please refer to the section Rights to Call Special Meeting of Stockholders under the Fourth Amended and Restated Certificate of Incorporation, as amended, on page 111. Please revise the last sentence to clarify, if true, that the provision with respect to disinterested director approval when there is an Interested Stockholder only applies to special meetings called by the president, as suggested by the discussion of Proposal #1G on page 144.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 111 to clarify that the provision with respect to disinterested director approval when there is an interested stockholder only applies to special meetings called by the president.

Description of Proposal #1F, page 144

4.	We note the characterization of this provision as among “protective provisions.” We also note that you will have a majority shareholder following the contribution and exchange transaction. It appears that that changing the written consent threshold from unanimous to majority consent will remove a protection that otherwise would be available to your minority shareholders. Please revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 144 to explain that the change in the written consent threshold from unanimous to majority consent will bring the Company’s corporate governance regime in line with modern practices of most publicly traded companies.

Description of Proposal #1G, page 144

5.	We note the statement that the proposed amendment includes “protective provisions” for your existing and future stockholders. While we understand that under modern governance practices it is generally considered protective of

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shareholder rights to allow a shareholder majority to call a special meeting, in these particular circumstances it will permit your single majority shareholder to unilaterally call a special meeting. Please revise the disclosure to make this clear. In addition, removing the disinterested director provision relating to the President calling a special meeting appears to eliminate a protection for minority shareholders and may not be consistent with the characterization of these changes as being “protective provisions.” Please also consider changes to the proxy card as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 144 to explain that, upon consummation of the Contribution and Exchange, Standard General L.P. and its affiliates will be positioned to unilaterally call special meetings. The Company considered revising the proxy card to reflect the updated disclosure regarding Proposal #1G and has revised clause (iii) of such proposal to reflect the Staff’s comment, which is consistent with how such proposal is presented in the Amended Registration Statement. The Company has not revised clause (iv) of such proposal as it believes that adding additional detail to the card of the practical impact of such amendment may cause unnecessary confusion and the disclosure regarding the impact of such proposal is clear from the changes we are making to the Second Amended Registration Statement as described herein.

Unaudited Pro Forma Financial Statements, page 147

Unaudited Pro Forma Condensed Combined Statement of Operations, page 151

6.	We reviewed your response to prior comments 19 and 21-22 regarding Turning Point Brands, Inc.’s (“Turning Point”) acquisition on November 30, 2016 of Smoke Free Technologies, Inc. (d/b/a “Vapor Beast”). We note Exhibit 99.4 of the Turning Point’s Form 8-K/A#2 filed on March 16, 2017 includes audited financial statements of Vapor Beast for the nine months ended September 30, 2016 and that Turning Point previously included at Exhibit 99.3 of the Form 8-K/A#1 filed on January 20, 2017, unaudited pro forma financial statements for the nine months ended September 30, 2016 to reflect this acquisition. We further note that the unaudited and audited financial statements of Vapor Beast for the nine months ended September 30, 2016 included in the Form 8-K/A#1 and Form 8-K/A#2, respectively, were the same or did not materially change. In this regard, please refer to the column on page 151 of your Form S-4/A#1, labeled Historical Smoke Free Technologies, Inc. and the related column for pro forma adjustments. Please explain to us why the historical and pro forma amounts do not agree to those included in the Form 8-K/A#1 or, please disclose how you derive the historical Smoke Free Technologies, Inc. amounts and if true that the difference represents the additional two months of Vapor Beast operations for the unaudited period from October 1, 2016 through the acquisition date of November 30, 2016. Please indicate if this two month period is considered not material.

Response: The column labeled “Historical Smoke Free Technologies, Inc.” and the related column for pro forma adjustments, both set forth in the Company’s Unaudited Pro Forma Condensed Combined Statement of Operations (the “Company Pro Forma Statement of Operations”) on page 151 of the Second Amended Registration Statement, give effect to the historical operating results of Smoke Free Technologies, Inc. (d/b/a “Vapor Beast”) for the eleven months ended November 30, 2016. As noted in the Staff’s comment, the Form 8-K/A#1 and Form 8-K/A#2 of Turning Point Brands, Inc. (“Turning Point”), on the other hand, reflect the unaudited and audited financial statements of Vapor Beast for the nine months ended September 30, 2016.

The Company notes that, as required by Rule 8-05 of Regulation S-X, the Company Pro Forma Statement of Operations is for the year ended December 31, 2016. In addition, the Company notes that the acquisition by Turning Point of Vapor Beast closed as of November 30, 2016. As such, the columns in the Company Pro Forma Statement of Operations labeled “Historical Turning Point Brands Inc.” and “Pro Forma Turning Point Brands, Inc.” includes, as a component of the operating results of Turning Point for the year ended December 31, 2016, the operating results of Vapor Beast for the month of December 2016. In order to present the operating results of Vapor Beast for the full 2016 year in the Company Pro Forma Statement of Operations, the Company included in the column labeled “Historical Smoke Free Technologies, Inc.” the operating results of Vapor Beast for the unaudited period from October 1, 2016 through the acquisition date of November 30, 2016.

The Company believes that while the results of these two months should be presented in the Company Pro Forma Statement of Operations in order to allow the inclusion of a full 2016 year of Vapor Beast results, the operations of Vapor Beast for these two months are not material to an understanding of the Company Pro Forma Statement of Operations as a whole. As a percentage of the overall pro forma results of Turning Point for the full year 2016, the operating results of Vapor Beast for the two month period do not reach 5% for any line item except for cost of sales, where the percentage is approximately 5.1%. The results of these two months for Vapor Beast are, as a percentage of the pro forma results for Turning Point for the full year 2016, approximately 3.7% of net sales and total revenues, approximately 1.9% of gross profit, approximately 4.3% of operating costs and expenses, approximately 1.6% of operating income, and approximately 2.7% of net income.

We acknowledge on behalf of the Company the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. In addition, the Company commits to allowing the Staff ample time to review each amendment to the Registration Statement prior to the requested effective date of the Registration Statement.

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If the Staff has any questions or comments regarding the foregoing, please feel free to contact the undersigned by telephone at (215) 963-5061 or via email at justin.chairman@morganlewis.com.

Sincerely yours,

/s/ Justin W. Chairman
Justin W. Chairman

cc:	Mr. Lyn Shenk
Ms. Beverly Singleton
J. Nolan McWilliams, Esquire
Mr. Kevin J. Bratton

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